2001 ROSS AVENUE DALLAS, TEXAS 75201-2980 TEL +1 214.953.6500 FAX +1 214.953.6503 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

July 16, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	Electric Infrastructure Alliance of America, Inc.
Draft Registration Statement on Form S-11
Submitted May 13, 2014
CIK No. 0001506401

Dear Ms. Gowetski:

This letter sets forth the responses of InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2014 (the “Comment Letter”) concerning the Draft Registration Statement on Form S-11 (File No. 377-00612) (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is confidentially submitting Confidential Draft Submission No. 2 via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential investors. The Company also is not aware of any research reports about it that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering (the “Offering”). The Company will supplementally provide the Staff with such written materials and any such research reports of which it becomes aware.

2.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

The Company has included in the Registration Statement all graphics, maps and other artwork it intends to use in the prospectus as requested.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the “Industry Overview” section starting on page 80. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In addition, please confirm to us, if true, that no third party data included in the registration statement was prepared for or commissioned by you or your affiliates.

The Company has supplementally provided to the Staff under separate cover in paper form copies of annotated supporting materials for the quantitative and qualitative business and industry data used in the prospectus. The Company confirms that no third party data included in the Registration Statement was prepared or commissioned by it or its affiliates.

4.	Please provide us with your analysis as to why the transactions wherein the outstanding Class A OP Units, Class B OP Units and Class C OP Units will be converted into common units and all of the outstanding equity interests held by current EIAA investors will automatically convert into shares of common stock should not be integrated into the public offering.

Each of the Partnership’s and the Company’s current investors (collectively, the “Securityholders”) initially acquired Class A OP Units, Class B OP Units and Class C OP Units (collectively, the “Partnership Units” ) or equity interests in the Company (“LLC Interests” and, together with the Partnership Units, the “Securities”), as applicable, in November 2010 or January 2011 (each, an “Initial Investment Date”). Following the Initial Investment Dates, the Securityholders have been issued additional Securities (collectively, the “Additional Issuances”) in connection with capital calls by the Company or, with respect to Hunt-InfraREIT, as capital credit for deemed capital contributions pursuant to InfraREIT Partners, LP’s (the “Operating Partnership”) agreement of limited partnership (the “Partnership Agreement”). None of the Securityholders have the right to approve events giving rise to Additional Issuances with the exception of the Company’s four institutional founding investors which have the right to approve or, alternatively, opt out from capital calls. Capital calls for a given year, if any, are set forth in the Company’s Annual Strategic Plan, which is generally approved once per year. Once an Annual Strategic Plan is approved, the Company’s investors are irrevocably bound to the capital call schedule. The most recent approval of a capital call schedule occurred in January 2013.

Concurrently with each Securityholder’s initial acquisition of Securities, such Securityholder became party to and irrevocably bound by the agreements governing the terms of the applicable Securities, including (a) a master securityholders’ agreement, (b) with respect to the Partnership Units, the Partnership Agreement, and (c) with respect to the LLC Interests, the Company’s limited liability company agreement (collectively, the “Operative Agreements”). The Operative Agreements set forth the mechanics and terms of the automatic conversion of the Partnership Units into common units of the Operating Partnership and of the automatic conversion of the LLC Interests first into shares of Class A common stock and Class C common stock and subsequently into shares of common stock of the Company as described in more detail in the Registration Statement (collectively, the “Automatic Conversion”). The terms of the Automatic Conversion will be effected through the documents and agreements relating to the reorganization transactions described beginning on page 17 of the Registration Statement, as described in the Company’s response to comment 12 below. Although the Company anticipates slight modifications to the mechanics of the Automatic Conversion from those set forth in the Operative Agreements to provide for the early conversion of the shares of common stock that the selling stockholders will sell in the Offering, such modifications will not affect the economics or otherwise change the number of shares of common stock to which any Securityholder ultimately is entitled pursuant to the terms set forth in the Operative Agreements.

Thus, on the applicable Initial Investment Date or, with respect to the founding investors, the date of the approval of the capital call schedule, each Securityholder made an irrevocable investment decision with respect to the Securities, which by their terms convert automatically into common units and common stock at the time of the Automatic Conversion.

Accordingly, at the time of the Offering there is no new investment decision for the Securityholders to make regarding the Automatic Conversion, and therefore the Automatic Conversion is not an offering subject to Section 5 of the Securities Act. As a result, the Automatic Conversion should not be integrated into the Offering.

Further, the Company notes that, since the initial Registration Statement submission, a new step has been added to the process effecting the Company’s reorganization, and the Company has revised its disclosure to reflect that, in connection with its conversion into a Maryland corporation, it will merge with and into Hunt Electrical Infrastructure Investments Corporation (“HEIIC”), which is a Maryland corporation that holds the private letter ruling relating to the REIT qualification of the Company’s T&D assets. The Company submits that the issuance of the HEIIC securities to the Company’s Securityholders pursuant to the merger (the “Private Placement”) satisfies the requirements for a private placement in reliance on Section 4(a)(2) (formerly Section 4(2)) of the Securities Act. Further, pursuant to the Commission’s views regarding concurrent public and private offerings as set forth in Securities Act Release No. 8828 (August 10, 2007) and the Staff’s interpretative guidance set forth in Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations (the “Interpretation”), the Company submits that the Private Placement should not be integrated with the Offering.

The Private Placement will be conducted in a similar manner as the circumstances described in the Interpretation in which the Staff stated that “if the investors in [a] private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4[(a)](2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.” Only the Company’s current Securityholders will participate in the Private Placement, and all such Securityholders have “substantive, pre-existing relationship[s]” with the Company that give rise to their interest in the Private Placement. Further, the solicitation of votes on the merger and therefore participation in the Private Placement will not be made through a general solicitation, via the Registration Statement or otherwise, but rather by direct contact between the Company and its current investors. Accordingly, the Private Placement will be conducted in a manner consistent with the Commission’s views and the Staff’s interpretive guidance and should not be integrated with the Offering.

5.	Given the number of transactions that are anticipated to occur upon the closing of this offering, including refinancing of debt and eliminating the contingent consideration, please include pro forma financial statements within your amended filing as required by Article 11 of Regulation S-X.

The Company has included the pro forma financial statements beginning on page F-2 of the Registration Statement. The Company has also included corresponding pro forma financial data in the Summary of Pro Forma and Historical Selected Financial Data beginning on page 22 and in the Selected Financial Information beginning on page 72.

Prospectus Summary, page 1

Company Overview, page 1

6.	We note your disclosure that you own electric transmission and distribution assets. We also note your use of industry jargon and the glossary provided on pages ii and iii. Please revise your disclosure to remove such jargon and provide brief explanations of industry specific terms in the narrative when they are first used. For example only, please briefly explain the following terms:

•	Transmission and distribution assets;
•	Distribution service providers;
•	Railroad DC Tie; and
•	Retail electric providers.

In addition, please clarify the services that are provided by Sharyland and specifically explain how Sharyland uses your assets.

The Company has revised the disclosure in the Registration Statement to remove industry jargon and to provide brief explanations for industry specific terms in the narrative when they are first used. The Company has also revised the disclosure on page 1 of the Registration Statement to clarify the services that are provided by Sharyland and specifically explain how Sharyland uses the Company’s assets.

7.	We note your discussion regarding the growth of your “rate base.” Please revise to clarify, if accurate, that the rate base refers to your assets in service and briefly explain its correlation, if any, to your revenues. In addition, please provide to us your basis for the rate disclosed as of December 31, 2014.

The Company has revised the disclosure on page 1 of the Registration Statement to clarify that its rate base relates to its electric plant in service and to explain its correlation to the Company’s revenues. The Company’s rate base as of December 31, 2014 that will be disclosed in the Registration Statement is based on the sum of its projection for each component of its forecasted rate base through the remainder of 2014 (i.e., its projection for each of gross electric plant in service, accumulated depreciation and accumulated deferred income taxes).

Pursue sustainable dividend per share growth, page 5

8.	We note your disclosure that you are funding and plan to continue to fund Footprint Projects. Please revise your disclosure here and elsewhere to identify the Footprint Projects in process, including the scope of such projects, and to discuss the status of such projects, including the budgeted costs of such projects, the costs incurred to date for such projects and the anticipated completion dates for such projects. In addition, please provide disclosure regarding Footprint Projects that have been identified for future development.

The Company has described, on page 82 of the Registration Statement, Footprint Projects that the Company views to be the most significant of those included in the three-year capital expenditure budget set forth on page 81. However, the Company respectfully submits that it does not believe that including timing and amounts for these specifically identified projects will be helpful to investors because the start-date, expected construction period and total expected spend for any particular project is difficult to predict in advance, and therefore would need to be frequently updated. The Company expects that the remainder of the Footprint Project capital expenditure budgets will be spent on hundreds of different projects of varying size, duration, scope and complexity, which makes providing a list problematic. While the Company is comfortable with the aggregate amounts included in the capital expenditures budgets, because of the nature of the Company’s business, it is difficult to predict with specific accuracy the projects to which capital expenditure dollars will be allocated. The Company’s aggregate spend expectations are based on a variety of assumptions, including load growth, the Company and Sharyland teams’ past experience, reliability needs and historical precedent. The Company has added additional disclosure beginning on page 81 to explain the basis for, and the various assumptions underlying, its expected aggregate capital expenditures. However, a significant portion of the Company’s budgets for Footprint Projects is not specifically allocable to individual projects that are known in advance. As such, the Company believes that providing detailed allocations to specific Footprint Projects will risk misleading investors by implying a level of precision that does not exist.

9.	With regard to the ROFO Projects in process, please revise your disclosure here and elsewhere to identify the budgeted costs for such projects, the costs incurred to date for such projects and the anticipated completion dates for such projects.

Since the initial Registration Statement submission, the Company’s expected arrangement with Hunt with regard to ROFO Projects has evolved slightly, and the Company has revised its disclosure to reflect that ROFO Projects will only be those projects specifically identified in the development agreement to be entered into by Hunt and the Company. The Company has added a list of all of the ROFO Projects in its disclosure beginning on page 115 and noted that many of those specifically identified ROFO Projects are in the very early planning stages. In addition, the Company has identified in its disclosure on page 3 of the Registration Statement the ROFO Projects that are in more active stages of development. Even within those more active ROFO Projects, only two projects are at the stage where they have advanced budgets and anticipated completion dates. The Cross Valley project is ready for construction and therefore the Company has greater certainty regarding the budget and anticipated timing of the project. Accordingly, the Company has revised its disclosure on page 3 of the Registration Statement to include the anticipated cost and completion schedule for the Cross Valley project. Additionally, Sharyland has filed an application with the PUCT for the CCN for the GSEC interconnection, and has revised its disclosure on page 3 of the Registration Statement to include the anticipated cost and completion schedule for such project. The other ROFO Projects identified on page 3, while actively being developed, are too early in the development cycle to provide cost or timing estimates.

Compensation, page 10

10.	We note your disclosure here regarding the termination fee under the management agreement. Please expand your disclosure here to discuss the circumstances in which such termination fee must be paid. Specifically, please explain whether the company will have an obligation to pay the termination if it decides not to renew the management agreement.

The Company has revised the disclosure on page 11 of the Registration Statement to clarify that the Company will be obligated to pay the termination fee if it exercises its right not to renew the management agreement at the end of the then-current term.

Development Agreement, page 11

11.	With regard to ROFO Projects, please revise your disclosure here to clarify, if true, that Hunt is not obligated to accept any offer you make to acquire ROFO Projects and that, beyond your right of first offer, Hunt does not have any obligation to further negotiate the sale of such projects with you.

The Company has revised the disclosure on page 12 of the Registration Statement to more fully describe Hunt’s and the Company’s rights and obligations in negotiating acquisitions of ROFO Projects by the Company.

Reorganization Transactions, page 16

12.	Please revise to explain whether you have entered or will enter into any agreements concerning the reorganization transactions. If so, please revise to identify and discuss the material terms of such agreements and to file such agreements as exhibits to the registration statement or advise.

The Company has revised the disclosure beginning on page 17 of the Registration Statement to identify the agreements and documents that will govern the reorganization in connection with the consummation of the Offering, including the Agreement and Plan of Merger related to the Company’s merger with and into Hunt Electrical Infrastructure Investments Corporation, the Articles of Incorporation of the Company and the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, forms of each of which will be filed with a future amendment to the Registration Statement.

Risk Factors, page 24

Our business model and growth strategy depends on our ability to grow . . . , page 24

13.	We note your disclosure here regarding the growth of your rate base through Footprint Projects and ROFO Projects and the distinction in the development agreement between the treatment of Footprint Projects and ROFO Projects. Please revise to explain whether Hunt is incentivized to focus on either Footprint Projects or ROFO Projects and the impact that may have on your business.

Since the initial Registration Statement submission, the Company’s expected arrangement with Hunt related to ROFO Projects has evolved slightly, and the Company has revised the disclosure throughout the Registration Statement to reflect this evolution. Specifically, ROFO Projects will only include those projects that will be specified in the development agreement to be entered into by Hunt and the Company. Generally, the Company does not believe that Hunt will be incentivized to focus on one type of project or another. If a project is a Footprint Project, Sharyland’s regulatory obligations will require it to complete the project, and these obligations will also require Sharyland to continue to pursue and, if there is a need, complete additional Footprint Projects, which the Company has the exclusive right to fund under the terms of the leases. Failing to pursue these obligations with prudence and diligence would jeopardize Sharyland’s regulatory relationships and its contractual relationships with the Company. Furthermore, Hunt has an interest in Sharyland’s prudent pursuit of Footprint Projects because of its substantial ownership interest in the Operating Partnership and participation in Footprint Project-related growth through the base and incentive management fees.

Nevertheless, there is a hypothetical risk that Hunt and Sharyland could focus on transmission projects that are outside of Sharyland’s footprint, instead of an alternate project located within Sharyland’s footprint. However, the Company does not believe that, on balance, Hunt and Sharyland would be incented to pursue this approach, because there are significant risks associated with such an approach. Generally, all or a significant portion of transmission projects located outside of Sharyland’s service territory are more likely to be awarded to a competing utility, and not Sharyland, compared to a comparable project located within Sharyland’s footprint. For instance, in the past Hunt has pursued projects outside of Sharyland’s service territory and, although some of the projects have been successful, Sharyland has not always been awarded 100% of the project and has in some circumstances been required to split the project with other utilities. Accordingly, although the Company believes the risk is not significant, it has identified the risk in the disclosure on page 46 of the Registration Statement.

We have not yet negotiated lease payments with respect to substantially all . . . , page 27

14.	We note your disclosure here that historically you and Sharyland have negotiated rent payments intended to provide you with a return on your investment that is slightly less than the average rate of return on equity then being earned by electric utilities owning comparable assets. Please revise your disclosure here and elsewhere to quantify this disparity.

The Company has revised the disclosure on page 30 of the Registration Statement and elsewhere to clarify that the historical negotiations between Sharyland and the Company have resulted in rent payments intended to provide the Company with approximately 97% of the projected regulated return on rate base investment attributable to our assets.

Our structure and the terms of our leases with our tenant limit our control . . . , page 28

15.	Please revise to discuss the conflicts of interest involved in the negotiation of leases with Sharyland as well as Sharyland’s conflicts of interest in operating and developing your assets.

The Company has revised the disclosure on page 31 of the Registration Statement accordingly.

Our management agreement with Hunt Manager expires on December 31 . . . , page 43

16.	Please revise to also address the incentive of Hunt Manager to pay dividends in excess of the Minimum Quarterly Distribution.

The Company has revised the disclosure beginning on page 47 of the Registration Statement accordingly.

Use of Proceeds, page 58

17.	It appears that you will use a portion of the net proceeds of this offering to repay certain outstanding indebtedness. To the extent that the amount of proceeds to be used to discharge indebtedness is material, please identify the interest rate and maturity of the outstanding indebtedness to be discharged. In addition, if any of the indebtedness to be discharged was incurred within one year, please describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital. Please refer to Instruction 4 to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 62 of the Registration Statement accordingly.

18.	As appropriate, please explain that you have no current specific plan for the proceeds and discuss the principal reasons for the offering or to identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. Please refer to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 62 of the Registration Statement accordingly.

Distribution Policy, page 59

19.	We note your disclosure on page 2 of your expected quarterly dividend. Please clarify how this disclosure reconciles with the company’s distribution policy that indicates no minimum distribution payment level has been established. Additionally, if you intend to disclose an expected quarterly dividend, please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please demonstrate your basis for this estimate and provide, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend.

The Company has revised its disclosure on page 64 to remove the statement that it has not established a minimum distribution level. The Company has also added disclosure to provide the basis for its estimated initial quarterly dividend as well as its projected cash available for distribution for 2014 and 2015. Although the Company has not yet included its specific calculations of the initial quarterly dividend or the projected cash available for distribution, it has included the manner in which such amounts will be calculated and the various assumptions underlying the calculations. The Company undertakes to include the amounts of the expected dividend and the calculations of cash available for distribution in a future amendment to the Registration Statement.

20.	We note your statement on pages 2 and 14 that you intend to distribute all of your cash available for distribution, less prudent reserves, through regular cash dividends. Please quantify and tell us how you intend to maintain prudent reserves in light of your REIT status.

The Company is in the process of preparing its projected dividend amounts and has not yet settled on an initial dividend amount. However, based on our current expectations of cash available for distribution, the amount of these projected dividends, which will be established taking in to account the need for prudent reserves, is significantly higher than the amount of REIT taxable income that the Company expects for the foreseeable future. There are a number of reasons why the Company expects its taxable income to be less than its cash available for distribution, including, most significantly, the high depreciation expenses the Company expects for the next several years. The Company has updated its disclosure on page 63 to clarify that it expects cash available for distribution to be significantly more than taxable income for the foreseeable future. The Company also undertakes to include its expected initial dividend amount in a future amendment to the Registration Statement.

Capitalization, page 61

21.	Within your table of cash and cash equivalents and capitalization, please present the conversion transactions separately from the sale of common stock and use of proceeds. Further, separate the effects of the allocation of common units between Hunt EIAA and EIAA 30 days following the offering.

The Company has revised the capitalization table on page 68 of the Registration Statement to present the sale of common stock, reorganization transactions, use of proceeds and the effects of allocation of common units between Hunt-InfraREIT and InfraREIT 30 days following the Offering on a pro forma basis. The Company has also included a table in Note E to its pro forma financial statements on page F-6 of the Registration Statement to show the effect of the allocation of common units on total stockholders’ equity and noncontrolling interest.

Management’s Discussion and Analysis of Financial Condition and Results . . . , page 67

Lease Revenue, page 68

22.	We note that the rates Sharyland charges its customers are PUCT-approved rates. If available, please include disclosure of these rates for each of your properties. To the extent that these rates are based on formulas, please include such formulas, an explanation of how such formulas work and consider providing an example of their application. Please also explain whether the PUCT-approved rates that Sharyland charges apply to all customers.

The Company has added disclosure beginning on page 76 of the Registration Statement to describe in more detail how Sharyland’s rates are set and how it collects revenues with respect to transmission services and distribution services. This disclosure includes an example of how Sharyland’s January interim TCOS filing updated Sharyland’s transmission rates. The Company has also supplemented its disclosure regarding the effect of the 2013 rate case to give more details regarding Sharyland’s distribution tariffs and to clarify that the rates are not set on a property-by-property basis. In particular, the Company has updated the disclosure to clarify that the distribution tariff rates were in the 2013 rate case with the intention of providing Sharyland with revenue equal to its distribution revenue requirement.

Lease Revenues, page 69

23.	We note that both the base rent and percentage rent components of your lease revenues are determined by reference to the amount of your rate base. Please provide additional details as to how the rate base drives your revenue recognition for both components.

The Company has revised the disclosure on page 76 of the Registration Statement to clarify that rate base is the basis for the rent negotiations between the Company and Sharyland under the leases but does not impact the Company’s revenue recognition policy.

Contingent Consideration and Deemed Capital Contributions, page 76

24.	We note that $1.1 million in deemed capital credits have been issued to Hunt EIAA that have been capitalized as part of CWIP and will terminate upon consummation of the offering. Please tell us how the company will account for this termination. Cite all relevant accounting literature within your response.

The Company has revised the disclosure on page 87 of the Registration Statement to clarify that it is only the obligation of the Company to issue deemed capital credits to Hunt-InfraREIT with respect to certain development projects that will be terminated prior to the consummation of the Offering. The Company advises the Staff that deemed capital credits that have been issued to Hunt-InfraREIT and the related recording of such issuances as assets acquisition costs within CWIP will not be changed by the termination of that obligation, and therefore no related accounting entries will be required.

Lease Revenue, page 70

25.	We note your explanation of the increase in lease revenue for the year ended December 31, 2013 as compared to the same period in 2012. Please also discuss the change in lease revenue for assets that were in service during both periods or advise. In this discussion, please address the relative impact of usage changes versus rate changes.

The Company has revised the disclosure on page 80 of the Registration Statement to clarify the impact of usage change versus the rate changes on the Company’s lease revenue.

Business and Properties, page 84

Our T&D Assets, page 84

26.	We note your disclosure regarding your properties on page 86 and your leases with Sharyland on page 97. As applicable, please include the type of operating disclosure required by Item 15 of Form S-11 for each of these properties for both you and Sharyland or advise. For example only, please identify how much of the capacity at each property is being used, the number of leases at each property and the schedule of expiring leases as well as the average effective annual rent for each property for Sharyland.

The Company has updated its disclosure on page 110 of the Registration Statement to include footnotes to the table with historical rent information by lease for the last five years or shorter period in which rent has been paid. With these updates, the Company believes it has included the information required by Item 15 of Form S-11 that is applicable to it as the owner of T&D assets. The Company’s T&D assets include power lines, substations, transmission towers, distribution poles, transformers and related property and assets, rather than discrete units, which the Company groups into separate lease agreements. As described in the Registration Statement, prior to the consummation of the Offering, the Company will have five leases, with Sharyland as the sole tenant under each lease. Accordingly, the Company’s T&D assets are fully utilized by its single tenant. Sharyland makes scheduled lease payments to the Company that consist of base rent, which is a fixed amount under the leases, and percentage rent, which is based on an agreed-to percentage of Sharyland’s gross revenue that Sharyland earns through the rates it charges to its customers. Unlike traditional REITs, Sharyland’s revenues from its customers are not based on occupancy. With respect to transmission services, Sharyland charges all distribution service providers (“DSPs”) for its cost of service, or revenue requirement, as set in its most recent rate case and updated through interim transmission cost of service filings. DSPs pay Sharyland a monthly amount based on each DSP’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August and September. With respect to distribution services, Sharyland charges retail electric providers rates that are based upon tariffs approved in its most recent rate case. The tariff typically includes a per-kWh charge and a flat customer charge for residential customers, and may include a per-kWh, a per-kW and a flat customer charge for other customer classes. Accordingly, operating data that is applicable to many other more traditional REITs, such as occupancy rates and the number of leases at each property, is inapplicable to the Company. The Company has also described the terms of each lease and has added specific disclosure on page 110 to note that rent related to some of the capital expenditures expires at an earlier time than the expiration of the underlying lease.

Our Tenant, page 94

27.	Please revise to include a discussion of the competitive market for Sharyland. Specifically, please explain whether there are other entities that directly compete with Sharyland and whether any entities are structured in a similar manner.

The Company has revised the disclosure on page 108 of the Registration Statement accordingly.

Management, page 108

Executive Compensation, page 113

28.	Please revise to include disclosure regarding your directors’ compensation as required by Item 402(k) of Regulation S-K or advise.

The Company is still evaluating the proposed compensation of its directors. Accordingly, the Company undertakes to provide all information required by Item 402(k) of Regulation S-K in a future amendment to the Registration Statement.

Certain Relationships and Related Transactions, page 119

Arrangements with Hunt, page 120

29.	Please revise your disclosure here to also identify the relationship between Hunt and Sharyland.

The Company has revised the disclosure on page 133 of the Registration Statement accordingly.

Management Agreement, page 120

30.	Please revise your disclosure here to explain how, upon the consummation of the offering, the management agreement with Hunt Manager will change from the prior management agreement.

The Company has revised the disclosure on page 133 of the Registration Statement to describe generally the changes in the management agreement. The Company respectfully submits that a detailed list of all of the differences between the existing agreement and the agreement that will become effective upon consummation of the Offering would not be meaningful to investors. The Company’s existing management agreement was negotiated with its founding investors, who are large institutional investors, and does not reflect a fee structure, term or termination rights that would normally be found in the management agreements for externally-managed public REITs. Accordingly, the Company has described the changes that will occur at a high level and has included a detailed description of the management agreement that will be in effect from and after the consummation of the Offering. In addition, the form of management agreement that will become effective upon consummation of the Offering will be filed as an exhibit to the Registration Statement.

Description of Our Capital Stock, page 128

Reorganization, page 129

31.	Please revise your organizational charts for before and after the reorganization to show the ownership percentages of your Pre-IPO Investors and Public Investors in EIAA and the ownership percentages of Hunt EIAA and EIAA in the OP. In addition, please include all the ownership percentages for the charts on pages 10 and 17.

The Company respectfully submits that inclusion of the ownership percentages of Hunt-InfraREIT and the Company in the Operating Partnership before the reorganization would not be meaningful, and could be misleading, to potential investors because they do not reflect the true respective economic interests of Hunt-InfraREIT and the Company in the Operating Partnership, which will not be sufficiently determinable until 30 days following consummation of the Offering. As described more fully in the disclosure beginning on page 142 of the Registration Statement, the reorganization will result in a re-allocation of the economic interests in the Operating Partnership between Hunt-InfraREIT and the pre-IPO investors 30 days following consummation of the Offering. The Company has included the ownership percentages that will result from this re-allocation assuming that the weighted average daily market price of our common stock during the 10 consecutive days ending 30 days following consummation of the Offering is equal to the mid-point of the range set forth on the cover page of the prospectus. This disclosure is also consistent with the ownership amounts that will be reflected in the beneficial ownership table on page 139. Accordingly, the Company believes that the post-reorganization ownership percentages are the most relevant to investors and most closely reflect current economic ownership. The Company confirms that it intends to include the post-reorganization percentages in the chart on page 144, as well as the charts on pages 10, 19 and 99 in a future filing when it is able to calculate those percentages based upon the inclusion of a price range for the Offering.

Financial Statements, page F-1

32.	Please update your financial statements and the financial statements of Sharyland Utilities L.P. and subsidiaries.

The Company has revised its disclosure throughout the Registration Statement to include interim financial statements for the three-month periods ended March 31, 2014 and 2013.

Notes to Consolidated Financial Statements

(m) Revenue Recognition, page F-13

33.	Please clarify how the company accounts for the periodic adjustments for base rent based upon capital expenditures made by SDTS.

The Company has revised the disclosure in Note 1(m) of the Notes to the Consolidated Financial Statements on page F-38 of the Registration Statement accordingly.

Item 36. Exhibits and Financial Statement Schedules

34.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company undertakes to provide all exhibits as promptly as possible in future amendments to the Registration Statement. The Company will supplementally provide to the Staff draft copies of the legal and tax opinions.

35.	We note the exhibit list includes “form of” agreements and other documents. Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement. Please note that the final executed versions of Exhibits 3.1, 3.2 and 3.3 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

The Company intends to execute the agreements listed as Exhibits 10.1 through 10.6 and 10.29 at or immediately prior to the effectiveness of the Registration Statement to be effective upon consummation of the Offering. Accordingly, the Company will not be in a position to file final, executed copies of such agreements prior to the effectiveness of the Registration Statement. The Company acknowledges that incomplete exhibits may not be incorporated by reference and that it will refile each such exhibit in final, executed form as an exhibit to the Company’s first Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the Commission following the consummation of the Offering. The Company undertakes to file final executed versions of Exhibits 3.1, 3.2 and 3.3 in a future amendment to the Registration Statement.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 953-6418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Greg Imhoff
InfraREIT, L.L.C.

Julian T. H. Kleindorfer
Latham & Watkins LLP